February 19, 2004

04 FEB 20 AM 7:21

**BOMBARDIER**

**Bombardier Inc.**
**Corporate Office**
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone 1 (514) 861-9481
Fax 1 (514) 861-7053
http://www.bombardier.com

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549

04012983

SUPPL

**Re: Rule 12g3-2(b) Submission for Bombardier Inc.**
**File number: 82-3123**

Ladies and Gentlemen:

You will find enclosed herewith a copy of a Press Release dated February 18, 2004, with respect to the appointment of a new president at Bombardier Transportation which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

Yours truly,

Roger Carle
Corporate Secretary

PROCESSED
FEB 23 2004
THOMSON
FINANCIAL

RC/nl
Encl.

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

We hereby acknowledge receipt of the above letter.

Signed in ____________, this ____ day of ________, 2004.

______________________________

Name:
Title:

PRESS RELEASE

04 FEB 20 AM 7:21

BOMBARDIER

# BOMBARDIER APPOINTS NEW PRESIDENT OF BOMBARDIER TRANSPORTATION

**Montréal, Feb. 18, 2004** — Bombardier President and Chief Executive Officer Paul M. Tellier today announced the appointment of André Navarri as President of Bombardier Transportation. The appointment will be effective Feb. 22, 2004.

Mr. Navarri brings to Bombardier a wealth of experience and achievements in the rail transportation industry. He has had an international career, having been with the Alstom Group for 20 years, where he spent three years as President of the transportation division. By the end of the 1990s, he had led this business to the leading position in the sector. Following this, he was Chairman and CEO of Valeo SA, a large automotive component supplier. More recently he was President, Operations, at Alcatel.

"We selected Navarri following a rigorous process. His intimate knowledge of the transportation business and his combined ability to set a strategic plan and execute it strongly complement his project management skills and his keen appreciation for the importance of cost effectiveness," said Tellier. "He has had extensive international experience and is known as an energizing leader. We are extremely pleased to welcome him to our team."

On Jan. 29, 2004, Bombardier announced a new organizational structure within its rail transportation group. The position of President and Chief Operating Officer of the group was then split into two distinct positions and Wolfgang Toelsner was appointed Chief Operating Officer.

**About Bombardier**
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2003, were $21.2 billion Cdn and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

N.B. Fiscal year 2002-03 revenues have been restated following the sale of the recreational products business.

**For information** Dominique Dionne
Vice President, Communications
+514 861-9481

**Note to Editors:**
A biography and photo of André Navarri are available on Bombardier's Web site at http://www.bombardier.com.